Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 11, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
04/03/2024	3,971	380.6999	1,511,759.30	6,039	413.8854	2,499,453.93	2,304,493.76	10,010	381.2441	3,816,253.06
05/03/2024	3,903	379.7996	1,482,357.84	4,132	411.3267	1,699,601.92	1,566,597.77	8,035	379.4593	3,048,955.61
06/03/2024	3,901	379.4956	1,480,412.34	—	—	—	—	3,901	379.4956	1,480,412.34
07/03/2024	3,934	383.8826	1,510,194.15	—	—	—	—	3,934	383.8826	1,510,194.15
08/03/2024	3,882	387.5127	1,504,324.30	—	—	—	—	3,882	387.5127	1,504,324.30
Total	19,591	382.2698	7,489,047.93	10,171	412.8459	4,199,055.85	3,871,091.53	29,762	381.6995	11,360,139.46

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till March 8, 2024, the total invested consideration has been:
•Euro 136,852,792.23 for No. 409,430 common shares purchased on the EXM
•USD 38,493,941.02 (Euro 35,358,621.09*) for No. 103,376 common shares purchased on the NYSE.

As of March 8, 2024, the Company held in treasury No. 13,771,548 common shares equal to 5.36% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until March 8, 2024, the Company has purchased a total of 2,847,090 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 731,408,174.47.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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